February 26, 2021

Harbert Discovery Fund Issues Letter to the Independent Directors of Enzo Biochem, Inc. – February 26, 2021

 Birmingham, AL

Enzo Biochem, Inc.

Dr. Mary Tagliaferri, Director

Dr. Ian Walters, Director

Rebecca Fischer, Director

Dov Perlysky, Director

60 Executive Boulevard

Farmingdale, NY 11735

Independent Directors of the Board,

It has been over 50 days since a majority of the shareholders of Enzo Biochem Inc. (“Enzo” or the “Company”) voted against Dr. Rabbani’s re-election to the Board of Directors (the “Board”) causing him to tender his resignation as Chairman of the Board. Since the annual meeting, additional evidence against Dr. Rabbani has emerged. Even before this evidence, the case to accept his resignation was incontrovertible. We urge you to immediately accept his resignation from the Board, replace him as CEO, and turn to your duty of creating value for all shareholders.

On February 3, 2021, Enzo announced the issuance of a new patent. The Company did not disclose that one of the Inventors listed on the patent was Joshua Rabbani. According to a New York Times obituary for Benjamin Greenberg from December 9, 1997, Joshua Rabbani is Elazar Rabbani’s son. Joshua Rabbani is listed as an inventor on 18 Enzo patents going back to a first filing date of August 24, 2010. Despite SEC disclosure requirements and what appear to be years of related party transactions, there is no mention of any related party transaction with Joshua Rabbani in any of Enzo’s public filings. We sent four separate emails to the Independent Directors on this topic over the last several weeks and have not received a response. As we stated via email, these transactions should have been reviewed by the Governance Committee, the Audit Committee, and the external Auditors. So, it should be fairly easy to provide an explanation. Perhaps there is a simple one?

Alternatively, perhaps this apparent undisclosed related party transaction has been in place for many years, and is consistent with Dr. Rabbani’s long history of seeming complete disregard for the interests of shareholders, the owners of the business. Perhaps Dr. Rabbani is so intent on maintaining control of Enzo because there are benefits he and his family members receive that go well beyond what has been disclosed to shareholders.

We continue to believe that Enzo would be worth significantly more in a sale than where it is currently valued. We fear that Dr. Rabbani is currently or will attempt to thwart any attempts at a genuine strategic alternatives process. Shareholders have clearly and overwhelmingly stated they do not trust Dr. Rabbani’s judgement or leadership. He is conflicted and should recuse himself from any discussions with respect to strategic alternatives. If the Board has not already done so, the Board should immediately form a special committee and enter into discussions with potential acquirers.

As we stated previously, we are happy to consider a longer-term value creation plan under a new leadership team with a proven history of success. Dr. Rabbani, however, has proven incapable of creating shareholder value throughout his excessively long tenure. Even ignoring the potential undisclosed related party transactions there is no reasonable justification for refusing to accept his resignation.

The appropriate path forward is clear. Immediately accept Dr. Rabbani’s resignation and engage with the interested acquirer(s) in order to determine whether the price they are willing to pay today is greater than the risk adjusted present value that can be realized over time under a new leadership team.

Sincerely,

Harbert Discovery Fund, LP

Harbert Discovery Co-Investment Fund I, LP

Kenan Lucas, Managing Director and Portfolio Manager of Harbert Discovery Fund GP, LLC and Harbert Discovery Co-

Investment Fund I GP, LLC

Important Disclosure

THIS STATEMENT CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF ENZO BIOCHEM, INC. (“ENZO”). OUR VIEWS ARE BASED ON OUR ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED IS ACCURATE OR COMPLETE, NOR CAN THERE BE ANY ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. WE DO NOT RECOMMEND OR ADVISE, NOR DO WE INTEND TO RECOMMEND OR ADVISE, ANY PERSON TO PURCHASE OR SELL SECURITIES AND NO ONE SHOULD RELY ON THIS STATEMENT OR ANY ASPECT OF THIS STATEMENT TO PURCHASE OR SELL SECURITIES OR CONSIDER PURCHASING OR SELLING SECURITIES. THIS STATEMENT DOES NOT PURPORT TO BE, NOR SHOULD IT BE READ, AS AN EXPRESSION OF ANY OPINION OR PREDICTION AS TO THE PRICE AT WHICH ENZO’S SECURITIES MAY TRADE AT ANY TIME. AS NOTED, THIS STATEMENT EXPRESSES OUR CURRENT VIEWS ON ENZO. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME WITHOUT NOTICE AND WE MAKE NO COMMITMENT TO UPDATE THIS STATEMENT IN THE EVENT OUR VIEWS OR HOLDINGS CHANGE. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING ENZO AND ITS PROSPECTS WITHOUT RELYING ON, OR EVEN CONSIDERING, ANY OF THE INFORMATION CONTAINED IN THIS STATEMENT.

About Harbert Discovery Fund (“HDF”)

HDF invests in a concentrated portfolio of publicly traded small capitalization companies in the US and Canada. We perform significant due diligence on each portfolio company prior to investing. In addition to researching all publicly available information and meeting with management, our diligence includes substantial primary research with industry experts, consultants, bankers, customers and competitors. We often spend months or years researching ideas before making an investment decision and we only invest in companies that we believe are significantly undervalued, and where there is the potential for change to enhance or accelerate value creation. In an effort to unlock this potential value, we seek to work directly with the boards and management teams of our portfolio companies privately and collaboratively, engaging with them on a range of factors including governance, board composition, corporate strategy, capital allocation, strategic alternatives and operations. We have effected positive, fundamental changes at our current and past investments through this behind-the-scenes, constructive approach.

About Harbert Management Corporation (“HMC”)

HMC is an alternative asset management firm with approximately $7.6 billion in Regulatory Assets Under Management as of January 31, 2021. HMC currently sponsors nine distinct investment strategies with dedicated investment teams. Additional information about HMC can be found at www.harbert.net.

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